Exhibit 99.1

For Immediate Release

ChyronHego Announces Agreement to Be Acquired
by Vector Capital for $2.82 per Share

Melville, NY -- (November 17, 2014) - ChyronHego Corporation (NASDAQ: CHYR) (“ChyronHego” or the “Company”) today announced that it has entered into a definitive merger agreement with affiliates of Vector Capital (“Vector”) under which an affiliate of Vector will acquire all of the outstanding shares of ChyronHego common stock for $2.82 per share in cash (the “Vector Agreement”). A Special Committee of the ChyronHego Board of Directors and the disinterested directors of the Board have unanimously approved the Vector Agreement and recommend that ChyronHego’s stockholders approve the transaction. The purchase price represents a premium of approximately 18% over ChyronHego’s average closing share price for the six months ending on November 14, 2014 and a premium of approximately 230% to the closing stock price on March 8, 2013, the day prior to the announcement of the merger between Chyron and Hego. The price also represents a 4% premium over the company’s closing share price on November 14, 2014 after a significant increase in the price in recent months.

“We are pleased to have reached this agreement with Vector, which provides significant value to our stockholders. The disinterested directors of the Board believe that this transaction will provide ChyronHego with the flexibility to innovate and execute our vision for the benefit of all constituencies,” said Roger Ogden, the Chairman of the Special Committee of the ChyronHego Board of Directors.

“We are very happy to announce this partnership with Vector Capital, an established global technology oriented private equity firm that is focused on building long-term value. Our management is convinced that this is the right opportunity at the right time for ChyronHego’s customers, employees and stockholders,” said Johan Apel, ChyronHego President & CEO.

“We are very excited about working with the talented group of employees at ChyronHego to take advantage of the significant long-term opportunities in broadcast graphics creation, play-out, and real-time data visualization,” said David Fishman, Managing Director at Vector Capital. “We believe with strong capital backing the company will be well positioned to capitalize on the exciting trends in the sports, news and live television markets.”

Nick Lukens, Vice President at Vector commented, "We are thrilled about ChyronHego becoming part of the Vector family. Through our partnership with management, we are committed to strengthening and expanding ChyronHego’s market leading product and service capabilities.”

The transaction is subject to customary closing conditions, including the approval by holders of two-thirds of ChyronHego’s outstanding shares, as well as a non-waivable closing condition requiring the approval by holders of a majority of the shares held by the ChyronHego stockholders who will not become stockholders of the entity resulting from the transaction. A portion of the shares of ChyronHego common stock beneficially owned by Mr. Apel and other members of the management team will be exchanged for equity interests of the acquiring entityrather than cash in the merger so that they will continue to be equity holders following the transaction.

The Company will file a proxy statement with the Securities and Exchange Commission with respect to the Vector transaction, and a shareholder meeting will be held following the SEC’s review. ChyronHego expects the merger to be completed in the first quarter of fiscal 2015.

Under the terms of the Vector Agreement, ChyronHego intends to solicit alternative acquisition proposals from third parties during a seven week “go-shop” period, following the date of execution of the agreement. ChyronHego and its management will be free to accept superior proposals from third parties during this time, subject to the procedural conditions set forth in the Vector Agreement. There can be no assurance that this process will result in a superior proposal. The Company and the Special Committee do not intend to disclose developments with respect to the solicitation process unless and until the Special Committee and the Board have made a decision with respect to any potential superior proposal.

Vector has secured committed financing consisting of a combination of equity and debt.

In connection with the execution of the Vector Agreement, Mr. Apel, the directors and executive officers of the Company and certain significant stockholders of the Company, who currently own approximately 51% of the Company’s outstanding shares, have agreed to vote their shares in favor of the merger.

Duff & Phelps, LLC is acting as financial advisor to the Special Committee of the Board of Directors of ChyronHego, and Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., is acting as ChyronHego’s legal advisor. Shearman & Sterling LLP is acting as Vector’s legal advisor.

About ChyronHego

ChyronHego (NASDAQ: CHYR) is a global leader in broadcast graphics creation, play-out and real-time data visualization with a wide range of products and services for live television, news and sports production. The Company offers award-winning solutions — such as the TRACAB™ player tracking system and end-to-end BlueNet™ graphics workflow — under the collective ChyronHego brand. Headquartered in Melville, N.Y., the Company also has offices in the Czech Republic, Denmark, Finland, Germany, Mexico, Norway, Singapore, Slovak Republic, Sweden, and the United Kingdom. For more information on ChyronHego, visit www.chyronhego.com.

About Vector Capital

Vector Capital is a leading global private equity firm specializing in transformational investments in established technology businesses. Vector identifies and pursues these investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers, and shareholders. Among Vector's notable investments are Aladdin Knowledge Systems, Allegro Development, Cambium Networks, Certara, CollabNet, Corel, IPVALUE Management, LANDesk Software, Niku, Gerber Scientific, RAE Systems, Register.com, SafeNet, Technicolor, Teletrac, Tidel, WatchGuard Technologies, and WinZip. For more information, visit www.vectorcapital.com.

Additional Information about the Transaction and Where You Can Find It

In connection with the transaction, ChyronHego will file a proxy statement with the SEC for ChyronHego’s special stockholder meeting and stockholders are strongly advised to read the proxy statement when it becomes available because it will contain important information about the proposed transaction. Investors and stockholders may obtain a free copy of the proxy statement (when available) and other documents filed by ChyronHego at the SEC’s web site at http://www.sec.gov. The proxy statement (when available) and other relevant documents may also be obtained for free from ChyronHego by directing a request to ChyronHego Corporation, c/o Investor Relations, 5 Hub Drive, Melville, New York 11747, telephone: 631-845-2000.

ChyronHego and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Certain information regarding the interests of such directors and executive officers is included in ChyronHego’s Proxy Statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 3, 2014, and information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at http://www.sec.gov and from ChyronHego Corporation, c/o Investor Relations, 5 Hub Drive, Melville, New York 11747, telephone: 631-845-2000.

All trademarks and registered trademarks mentioned herein are the property of their respective owners.

Social Media

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Contact:

ChyronHego Investor Relations

Tel: (631) 845-2000, press 6

Email: Investor.Relations@chyronhego.com

Source: ChyronHego

Copyright 2014 ChyronHego Corporation